UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Longboard Pharmaceuticals, Inc.

(Name of Subject Company)

Longboard Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

54300N103

(CUSIP Number of Class of Securities)

Kevin R. Lind

President and Chief Executive Officer

Longboard Pharmaceuticals, Inc.

4275 Executive Square, Suite 950

La Jolla, CA 92037

(858) 789-9283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Kevin Cooper, Esq.

Steve Przesmicki, Esq.

Cooley LLP

55 Hudson Yards

New York, NY 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Longboard Pharmaceuticals, Inc., a Delaware corporation (“Longboard”). The address of our principal executive offices is 4275 Executive Square, Suite 950 La Jolla, CA 92037, and our telephone number is (858) 789-9283. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Longboard” refer to Longboard Pharmaceuticals, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Longboard, $0.0001 par value per share (collectively, the “Shares”). As of October 25, 2024, there were (i) 39,045,703 Shares issued and outstanding, of which 34,436,203 are Voting Common Stock and 4,609,500 are Non-Voting Common Stock, (ii) 6,097,499 Shares subject to issuance pursuant to outstanding options to purchase Shares (“Options”) pursuant to the Longboard Pharmaceuticals, Inc. 2020 Equity Incentive Plan and the Longboard Pharmaceuticals, Inc. 2021 Equity Incentive Plan (each, an “Equity Plan” and collectively, the “Equity Plans”), and (iii) 401,370 Shares subject to or otherwise deliverable in connection with granted and outstanding restricted stock unit awards (“RSUs”), of which 200,000 Shares are Retention RSUs (as defined below), pursuant to the Equity Plans.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Longboard, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2024 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), (ii) Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Lundbeck (“Payor”), and (iii) Langkawi Corporation, a Delaware corporation and a direct wholly owned subsidiary of Payor (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $60.00 per Share (the “Offer Price”) in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 14, 2024 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Lundbeck, Longboard, Payor and Purchaser. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into

Longboard (the “Merger”), the separate existence of Purchaser will cease and Longboard will continue as the surviving corporation and an indirect wholly owned subsidiary of Lundbeck (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Longboard. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i) Shares held by Longboard or held in Longboard’s treasury, (ii) Shares held by Lundbeck, Purchaser or any other direct or indirect wholly owned subsidiary of Lundbeck, (iii) Shares irrevocably accepted for purchase in the Offer, and (iv) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL, who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, and who have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will be cancelled and cease to exist and be converted into the right to receive the Offer Price, in cash (the “Merger Consideration”), without interest, subject to any applicable withholding of taxes. Upon the Effective Time, Longboard will cease to be a publicly-traded company and will become wholly owned by Lundbeck. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that each Option, to the extent unvested, that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each vested Option (after giving effect to the acceleration treatment set forth in the preceding sentence) that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the total number of Shares subject to such Option immediately prior to the Effective Time, multiplied by (b) the excess of the Merger Consideration over the exercise price payable per Share under such Option. Each Option, whether vested or unvested, with a per share exercise price that is equal to or greater than the Merger Consideration will be cancelled at the Effective Time for no consideration.

The Merger Agreement also provides that each RSU (other than a Retention RSU as defined and described below) outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time, multiplied by (b) the Merger Consideration.

The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on November 27, 2024, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). Tendered Shares may be withdrawn at any time prior to the Expiration Time. Additionally, if Purchaser has not agreed to accept the Shares for payment by December 29, 2024, Longboard’s stockholders may thereafter withdraw their Shares from tender at any time after such date until Lundbeck accepts the Shares for payment. Once Purchaser accepts for payment Shares tendered pursuant to the Offer, all tenders not previously withdrawn will become irrevocable.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will, promptly following the Expiration Time, irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as promptly as reasonably practicable, on the same date as the Offer Acceptance Time.

The foregoing summary of the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of Lundbeck is Ottiliavej 9, DK-2500 Valby, Copenhagen, Denmark, and the telephone number at such principal office is +45 36 30 13 11. According to the Offer to Purchase, the principal executive office of each of Purchaser and Payor is 6 Parkway North, Deerfield, Illinois, 60015, and the telephone number at such principal office is (866) 377-6996.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investors section of Longboard’s website at https://ir.longboardpharma.com/.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the sections titled “Executive Compensation,” “Director Compensation” and “Transactions with Related Persons and Indemnification” in the Definitive Proxy Statement of Longboard on Schedule 14A, as amended, filed with the SEC on April 12, 2024, and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Longboard or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Lundbeck, Purchaser, Payor or any of their respective executive officers, directors or affiliates, on the other hand.

The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Longboard and its Executive Officers, Directors and Affiliates.

In considering the recommendation of Longboard’s board of directors (the “Board”) that stockholders tender their Shares in the Offer, stockholders of Longboard should be aware that Longboard’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Longboard, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Options with exercise prices below the Merger Consideration and outstanding RSUs in connection with the Merger;

•	the entry into amended and restated executive employment agreements with Longboard, as described below under the section captioned “—Employment Arrangements”;

•	the potential receipt of severance benefits by executive officers pursuant to their executive employment agreements with Longboard;

•	the potential accelerated payment of 2024 annual bonuses for Longboard’s executive officers;

•	the issuance of additional RSU grants in the form of Retention RSUs to our executive officers prior to the Effective Time;

•

executive officers who may be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) being eligible to receive tax gross-up payments for excise taxes under Section 4999 of the U.S. Internal Revenue Code, subject to certain limitations; and

•	the entitlement to indemnification benefits in favor of directors and officers of Longboard.

For further information with respect to the arrangements between Longboard and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Longboard and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Executive Compensation,” “Director Compensation” and “Transactions with Related Persons and Indemnification.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Longboard who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Longboard. The following table sets forth the number of Shares beneficially owned as of October 25, 2024, by each of our executive officers and directors, excluding Shares issuable upon exercise of Options and vesting and settlement of RSUs, and the aggregate transaction consideration payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned ($)

Executive Officers
Kevin R. Lind, President, Chief Executive Officer and Director	430,932	$25,855,920
Brandi Roberts, Executive Vice President and Chief Financial Officer	—	—
Randall Kaye, M.D., Executive Vice President, Chief Medical Officer	—	—

Directors
Paul Sekhri, Chairman of the Board	—	—
Vincent Aurentz, Director	—	—
Corinne Le Goff, Pharm.D., Director	—	—
Casey Lynch, Director	—	—
Phillip Schneider, Director	—	—
All of our current directors and executive officers as a group (8 persons)	430,932	$25,855,920

Treatment of Options

Pursuant to the Merger Agreement, each Option, to the extent unvested, that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the relevant holder thereof, Lundbeck, Purchaser or Longboard, each vested Option (after giving effect to such acceleration) that is then outstanding and unexercised will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such fully vested Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Option, which amount shall be subject to any applicable withholding of taxes. No holder of an Option that has an exercise price per Share that is equal or greater than the Merger Consideration will be entitled to any payment with respect to such Option before or after the Effective Time, and such Option will be cancelled and retired and will cease to exist as of the Effective Time, and no consideration will be delivered in exchange therefor.

Treatment of RSUs

Pursuant to the Merger Agreement, except as set forth in the next following paragraph, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, by virtue of the

Merger and without any further action on the part of the relevant holder thereof, Lundbeck, Purchaser or Longboard, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration (the “RSU Merger Consideration”), which amount shall be subject to any applicable withholding of taxes.

On October 25, 2024, the Company granted certain RSUs (“Retention RSUs”) to certain of its employees, including the executive officers. Pursuant to the Merger Agreement, at the Effective Time, each Retention RSU shall become a cash settled award representing the right to receive an amount in cash, without interest, equal to the RSU Merger Consideration, subject to any applicable withholding of taxes, payable in accordance with, and subject to satisfaction of, the remaining vesting schedule of the Retention RSU as in effect immediately prior to the Effective Time. The vesting of the Retention RSUs shall not accelerate prior to the Effective Time. The RSU Merger Consideration payable in respect of the Retention RSUs is subject to vesting (and payment upon such vesting) upon the earliest to occur of October 25, 2025 (subject to the employee’s Continuous Service (as defined in the 2021 Equity Incentive Plan) through such date), (ii) the date the employee incurs a “covered termination” (as defined in Longboard’s severance plan), or (iii) solely with respect to Longboard’s executive officers and certain other key employees, the date the applicable employee incurs an “involuntary termination” (as defined in their respective employment agreement with Longboard).

The table below sets forth, for each of Longboard’s executive officers and directors as of October 25, 2024: (i) the aggregate number of Shares subject to Options with exercise prices below the Merger Consideration (each, an “In-the-Money Option”); (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (A) the excess of the Merger Consideration over the respective exercise prices per share of the applicable In-the-Money Options by (B) the number of Shares subject to such In-the-Money Options; (iii) the aggregate number of Shares subject to RSUs, including Retention RSUs; and (iv) the value of cash amounts payable in respect of such RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (A) the total number of Shares subject to such RSUs as of immediately prior to the Effective Time, by (B) the Merger Consideration.

	In-the-Money Options			RSUs (1)		Total Cash Value ($)
Name	Number of Shares Underlying In-the- Money Options	Weighted Average Exercise Price per Share ($)	Cash Spread Value of In-the-Money Options ($)	Number of Shares Underlying RSUs	Cash Value of RSUs
Executive Officers
Kevin R. Lind, President, Chief Executive Officer and Director	1,118,952	$8.47	$57,655,560	22,000	$1,320,000	$58,975,560
Brandi Roberts, Executive Vice President and Chief Financial Officer	439,660	$8.74	$22,538,085	22,990	$1,379,400	$23,917,485
Randall Kaye, M.D., Executive Vice President, Chief Medical Officer	410,360	$9.10	$20,885,636	27,420	$1,645,200	$22,530,836

Directors
Paul Sekhri, Chairman of the Board	72,828	$9.08	$3,708,615	—	—	$3,708,615
Vincent Aurentz, Director	66,948	$11.16	$3,269,878	—	—	$3,269,878

	In-the-Money Options			RSUs (1)		Total Cash Value ($)
Name	Number of Shares Underlying In-the- Money Options	Weighted Average Exercise Price per Share ($)	Cash Spread Value of In-the-Money Options ($)	Number of Shares Underlying RSUs	Cash Value of RSUs
Corinne Le Goff, Pharm.D., Director	73,131	$13.41	$3,406,821	—	—	$3,406,821
Casey Lynch, Director	74,162	$13.45	$3,452,185	—	—	$3,452,185
Phillip Schneider, Director	72,828	$9.08	$3,708,615	—	—	$3,708,615
All of our current directors and executive officers as a group (8 persons)	2,328,869	$9.06	$118,625,395	72,410	$4,344,600	$122,969,995

(1)

The RSUs listed above include the following Retention RSUs in the following amounts: Kevin R. Lind, 22,000 Retention RSUs and $1,320,000 cash value, Brandi Roberts, 7,900 Retention RSUs and $474,000 cash value, and Randall Kaye, 9,500 Retention RSUs and $570,000 cash value.

Treatment of the Employee Stock Purchase Plan

Longboard has not commenced any offerings under the Longboard Pharmaceuticals, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”) and pursuant to the Merger Agreement, no employees or other persons will be permitted to begin participating in the ESPP and no offerings will commence under the ESPP prior to the Effective Time. In accordance with the Merger Agreement, the Board resolved to terminate the ESPP, subject to the occurrence of, and effective as of, the Effective Time.

Employment Arrangements

We have entered into amended and restated executive employment agreements (or similar agreement) with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. The agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities, benefit plan participation, and severance benefits. Each of our executive officers has also executed our standard form of confidential information and inventions assignment agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment of our executive officers or a change in control of Longboard, see the section below titled “—Potential Payments and Benefits upon Termination or Change in Control.”

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive amounts earned during their term of service.

Equity Award Acceleration

Under the Merger Agreement, the vesting of all outstanding unvested Options and RSUs, other than Retention RSUs, will be accelerated in connection with the Merger, and all such Options and RSUs, other than Retention RSUs, will be cashed out or otherwise cancelled as described in further detail above under “—Treatment of Options,” and “—Treatment of RSUs,” respectively, and any provisions in any individual agreements related to the acceleration of the vesting of Options and RSUs, other than Retention RSUs, in connection with a change in control will be superseded by the provisions of the Merger Agreement.

Severance and Change in Control Benefits

Each of our executive officers is eligible to receive certain severance benefits upon a termination of his or her employment by Longboard without “cause” or resignation for “good reason” (each as defined in the applicable agreement and, collectively, an “Involuntary Termination”), subject to the executive officer’s execution of an effective release of claims, pursuant to the terms of their individual offer letter or employment agreement with Longboard, including (i) continued payment of such executive officer’s base salary for twelve (12) months (or, in the case of Mr. Lind, eighteen (18) months), (ii) a monthly payment in the amount equal to the executive’s Consolidated Omnibus Budget Reconciliation Act (“COBRA”) premiums for up to twelve (12) months, unless he or she becomes eligible for health insurance coverage in connection with new employment or self-employment, (iii) any unpaid cash bonus for the year prior to the year of the Involuntary Termination (“Prior Year Bonus”), (iv) to the extent not previously paid, a pro-rata portion of such executive officer’s annual bonus for the calendar year in which the Involuntary Termination occurs, based on actual performance results for such year as determined by the Board or the Compensation Committee of the Board and proportionally adjusted based on the number of days the executive officer was employed during the calendar year, and (v) six (6) months (or in the case of Mr. Lind, twelve (12) months) of accelerated vesting of all outstanding equity awards that are subject to time-based vesting, measured from the date of such Involuntary Termination; provided, that such Involuntary Termination does not occur within three (3) months preceding or eighteen (18) months immediately following a change in control (as defined in our 2021 Equity Incentive Plan).

If such Involuntary Termination occurs within three (3) months preceding or eighteen (18) months immediately following a change in control (as defined in our 2021 Equity Incentive Plan), then, subject to the executive officer’s execution of an effective release of claims, the executive officer would be eligible to receive (i) an amount equal to 100% (or in the case of Mr. Lind, 150%) of such executive officer’s base salary plus 100% (or in the case of Mr. Lind, 150%) of such executive officer’s target annual bonus for the year in which such Involuntary Termination occurs, (ii) continued payment of COBRA premiums as described in the paragraph above (except that in the case of Mr. Lind, the COBRA payment period will be equal to eighteen (18) months rather than twelve (12) months), (iii) any Prior Year Bonus, (iv) to the extent not previously paid, a pro-rata portion of such executive officer’s annual bonus for the calendar year in which the Involuntary Termination occurs, based on the greater of (A) such executive officer’s target bonus or (B) actual performance results for such year as determined by the Board or the Compensation Committee of the Board and proportionally adjusted based on the number of days the executive officer was employed during the calendar year, and (v) accelerated vesting and exercisability of all outstanding time-based stock options and other time-based equity awards in full effective as of the later of (A) the executive officer’s Involuntary Termination date or (B) the effective date of such change in control.

Under the individual offer letter or employment agreements with our executive officers, the term “cause” generally means (i) conviction of, or plea of guilty or nolo contendere to, a felony or any crime involving fraud, dishonesty or moral turpitude; (ii) participation in any fraud against Longboard; (iii) material and intentional damage to any property of Longboard; (iv) willful misconduct, or any violation of Company policy that causes material harm to Longboard; (v) breach of a written agreement with Longboard; or (vi) conduct which in the good faith and reasonable determination of Longboard demonstrates gross unfitness to serve; provided, that the executive officer receives written notice from the Board describing the facts and circumstances claimed to provide a basis for the termination for cause and is provided with an opportunity to cure, no later than 30 days following the receipt of such notice (if deemed curable by the Board in its reasonable discretion).

Pursuant to such individual employment agreements, the term “good reason” generally means (a) any reduction in base salary or annual bonus opportunity; (b) a material reduction in duties, authority, or responsibilities; (c) relocation of principal place of employment to a place that increases one-way commute by more than fifty (50) miles as compared to the individual’s then-current principal place of employment immediately prior to such relocation; or (d) a material breach by Longboard of a written agreement between the individual and Longboard; provided, that the executive officer provide written notice to the Board within 90 days after the first occurrence of the event giving rise to Good Reason, provides Longboard at least 30 days from receipt of such notice to cure such event, and, if not cured, resigns no later than 90 days after the expiration of the cure period.

Treatment of 2024 Annual Bonuses

Each Longboard employee who remains employed with Longboard immediately prior to the Effective Time shall be eligible to receive an annual bonus with respect to Longboard’s 2024 fiscal year in an amount equal to the annual bonus to which such employee would be entitled to receive based on Longboard’s actual performance under such employee’s applicable bonus arrangements with Longboard in effect as of the date of the Merger Agreement, but not to exceed 140% of his or her target bonus under the applicable bonus arrangements (“2024 Bonus Payment”), subject to any applicable withholding taxes.

Assuming the 2024 Bonus Payment shall be paid at 140% of the target bonus for each individual, the 2024 Bonus Payments for our executive officers shall be as follows:

Name	2024 Bonus Payment ($)
Kevin R. Lind, President, Chief Executive Officer and Director	$538,020
Brandi Roberts, Executive Vice President and Chief Financial Officer	$256,872
Randall Kaye, M.D., Executive Vice President, Chief Medical Officer	$277,872

Tax Gross-Up Agreements

We expect to enter into tax gross-up agreements with our executive officers and certain other key employees pursuant to which Longboard will agree to make a tax gross-up payment to each such executive in the event that any compensation or benefits paid or payable to each such executive in connection with the Merger (including as a result of a termination of employment following the Effective Time) becomes subject to the excise tax imposed by Section 4999 of the Code, in an amount that generally will place them in the same after-tax position as if no excise tax had applied and no tax gross-up payment had been made. The amount of any such tax gross-up payment will be based on a number of factors and is uncertain until after the consummation of the Merger.

Employee Benefits

Under the Merger Agreement, among other things, Lundbeck has agreed, for a period of one year following the Effective Time, to provide, or cause to be provided, to each employee of Longboard who is employed by Longboard as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any subsidiary or affiliate thereof) (each, a “Continuing Employee”) (i) annual base salary (or base wage rate, as the case may be) that is no less than that provided to such Continuing Employee by Longboard immediately prior to the execution of the Merger Agreement, (ii) short-term cash incentive compensation opportunities (including annual or quarterly cash bonuses and commissions, but excluding any equity-based compensation) that are no less favorable, in the aggregate, to such short-term cash incentive compensation opportunities (excluding equity-based compensation) provided to such Continuing Employee by Longboard immediately prior to the execution of the Merger Agreement, (iii) severance pay and benefits at levels that are no less favorable than the levels of severance pay and benefits provided under Longboard’s employee benefit plans applicable to such Continuing Employee as in effect on the date of the Merger Agreement, and (iv) other employee benefits (other than equity-based benefits and any retention, transaction-based or other special or non-recurring bonus or incentive awards) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the execution of the Merger Agreement.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Lundbeck will, or will cause Longboard, as the surviving corporation (or the applicable subsidiary thereof), to and instruct its affiliates to (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Longboard.

Under any Lundbeck benefit plan that is a health or welfare benefit plan, Lundbeck shall use reasonable best efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods or required physical examinations under the Lundbeck plan in which Continuing Employees are eligible to participate following the Effective Time with respect to participation and coverage requirements applicable to the Continuing Employees, except to the extent that such conditions, exclusions, waiting periods or physical examinations would not have been satisfied or waived under a corresponding Longboard employee plan immediately prior to the Effective Time and (ii) ensure that such Lundbeck plan shall, for purposes of satisfying any deductibles, co-payments and out-of-pocket maximums and allowances under any such Lundbeck plan in which such Continuing Employees are eligible to participate after the Effective Time, credit Continuing Employees for all service and all deductibles, co-payments and other amounts incurred by such Continuing Employees or their covered dependents during the plan year in which the Effective Time occurs to the same extent that such amounts paid were recognized under the corresponding Longboard employee plan immediately prior to the Effective Time.

If, at least ten (10) business days prior to the Effective Time, Lundbeck provides written notice to Longboard directing Longboard to terminate Longboard’s 401(k) plan, Longboard shall terminate the Longboard 401(k) plan effective as of the day immediately preceding the day on which the Effective Time occurs. If the Longboard 401(k) plan is terminated, then as soon as practicable following the termination date, Lundbeck shall use reasonable best efforts to permit all Continuing Employees who were eligible to participate in the Longboard 401(k) plan immediately prior to the termination date to participate in Lundbeck’s 401(k) plan and to permit each such Continuing Employee who was a participant in the Longboard 401(k) plan to effect, and to cause an appropriate 401(k) of Lundbeck to accept, in accordance with applicable legal requirements, a direct rollover of their account balance when distributed from the terminated Longboard 401(k) plan, including any outstanding participant loans, if elected by the Continuing Employee in accordance with applicable legal requirements.

The foregoing provisions are solely for the benefit of the parties to the Merger Agreement, and no such provision is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee plan, Lundbeck benefit plan or other employee benefit plan for any purpose and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Merger Agreement or have the right to enforce the provisions thereof. Nothing in the Merger Agreement shall (i) be construed to create a right in any person to employment with Lundbeck, Longboard, as the surviving corporation, or any of their respective affiliates or (ii) limit the right of Lundbeck or its affiliates (including, following the Effective Time, Longboard, as the surviving corporation) to amend, terminate or otherwise modify any employee plan, Lundbeck benefit plan or other employee benefit plan.

Potential for Future Arrangements

While, as of the date of this Schedule 14D-9, none of Longboard’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Lundbeck or its affiliates regarding continued service with Lundbeck or its affiliates after the Effective Time, it is possible that Lundbeck or its affiliates may enter into service, employment or other arrangements with Longboard’s directors or executive officers in the future.

Director Compensation

Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described in the section above titled “—Treatment of Options.”

Prior to the Effective Time, non-employee directors will remain eligible to receive cash retainer and equity compensation pursuant to the terms of our Non-Employee Director Compensation Policy and consistent with past practice.

Indemnification of Directors and Officers; Insurance

Longboard has entered into an indemnity agreement (collectively, the “Indemnification Agreements”) with each of its executive officers and directors that requires it to indemnify such persons against any and all expenses and liabilities (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses and liabilities), including judgments, damages, deficiencies, liabilities, losses, penalties, excise taxes, fines, assessments and amounts paid in settlement, including any interest and any federal, state, local or foreign taxes related thereto, and any attorney’s fees, witness fees or other professional fees and related disbursements and other out-of-pocket costs of whatever nature, actually and reasonably incurred, in connection with the investigation, defense or appeal of any threatened, pending, or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing, or any other actual, threatened or completed proceeding, whether formal or informal in any case, to which any such person was, is or may be involved as a party, potential party, non-party witness or otherwise by reason of the fact that such person is or was a director or officer of Longboard, the fact that any action taken by such person (or failure to take action by such person) or of any action (or failure to act) on such person’s part while acting as an agent, or the fact that such person is or was serving at the request of Longboard as a director, officer, employee or agent of Longboard, in each case as long as such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is filed as Exhibit (e)(11) hereto and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Longboard for their acts and omissions occurring prior to the Effective Time, as provided in Longboard’s organizational documents and the Indemnification Agreements between Longboard and such persons, will survive the Merger and may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the indemnified individuals thereunder, in each case for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six (6)-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each of Longboard’s former and present officers and directors in his or her capacity as an officer or director of Longboard against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Longboard in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Longboard at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation must maintain (and Lundbeck must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Longboard as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement or become covered by such policy prior to the Effective Time with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Longboard (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy maintained by Longboard as of the date of the Merger Agreement. However, in lieu of maintaining such existing policy, we or Lundbeck may purchase a six (6)-year “tail” policy to replace the Longboard policy in effect as of the date of the Merger Agreement, subject to specified limitations as set forth in the Merger Agreement.

Section 16 Matters

The Merger Agreement provides that Longboard and the Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Longboard stock awards in the Transactions by the applicable individuals and to cause such dispositions and cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the Compensation Committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Longboard or any of its affiliates and any of the officers, directors or employees of Longboard that is effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Lundbeck, Purchaser, Payor, and their Affiliates.

Merger Agreement

On October 14, 2024, Longboard, Lundbeck, Payor and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of Longboard with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 30, 2024, are incorporated herein by reference, and are not intended to provide any other factual information about Longboard, Lundbeck, Payor, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Longboard to Lundbeck in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Longboard at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Longboard in Longboard’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Longboard’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Longboard, Lundbeck, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Longboard’s other public filings.

Confidentiality Agreement

Lundbeck and Longboard entered into a confidentiality agreement, dated February 2, 2024, which was subsequently amended on June 29, 2024 (as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Lundbeck and Longboard agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any confidential information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than evaluating, negotiating and proposing a possible negotiated transaction between Lundbeck and Longboard. The Confidentiality Agreement includes an eighteen (18)-month standstill provision for the benefit of Longboard and permits Lundbeck to confidentially approach Longboard’s chief executive officer or the Board to propose a transaction during the standstill period and a fall-away provision upon the entry into a definitive agreement providing for certain acquisition transactions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On October 13, 2024, the Board unanimously: (i) determined that the entry into the Merger Agreement and the consummation of the Transactions are fair and advisable, and in the best interest of, Longboard and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by Longboard of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described below in the section titled “—Reasons for Recommendation,” the Board, on behalf of Longboard, unanimously recommends that Longboard’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(i) Background of the Offer and the Merger

The following chronology summarizes key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of, or among, the Board, Longboard, Lundbeck and their respective representatives and other parties.

The Board, together with Longboard management and with the assistance of Longboard’s outside advisors, from time to time reviews Longboard’s long-term business plans and strategic opportunities to increase stockholder value, including potential opportunities for business combinations, partnership and collaboration opportunities to fund the clinical development of its product candidates, the research and development of potential future product candidates and the possible acquisition of new product candidates. As part of this process, Longboard management from time to time, has engaged in strategic discussions with participants in the biopharmaceutical industry and has reported regularly to the Board on potential strategic opportunities.

On December 5, 2023, a representative of Lundbeck contacted Mr. Kevin Lind, President and Chief Executive Officer of Longboard, requesting to meet in person during the J.P. Morgan Healthcare Conference to be held the next month to discuss strategic partnership opportunities.

On January 2, 2024, Longboard publicly announced positive topline data from the PACIFIC study, a Phase 1b/2a clinical trial, for bexicaserin in participants with Developmental and Epileptic Encephalopathies (“DEEs”). Following this announcement, Longboard’s closing stock price increased from $6.03 per share on December 29, 2023, the last trading day prior to Longboard’s January 2 press release, to $25.10 per share on January 2, 2024.

From January 8 through January 11, 2024, during the J.P. Morgan Healthcare Conference, Mr. Lind and Mr. Taylor Boyd, Vice President, Business Development of Longboard, met in the ordinary course of business with representatives of a number of companies in the biopharmaceutical industry, including Lundbeck and Party A, to discuss Longboard’s business, its recent clinical data results and its plans for its upcoming clinical trials.

On January 11, 2024, a representative of Lundbeck contacted Mr. Lind and Mr. Boyd to indicate that Lundbeck was interested in arranging additional conversations between Longboard and Lundbeck to discuss the Longboard business and requested that the parties enter into a confidentiality agreement in advance of the meeting.

On January 17, 2024, a representative of Party A contacted Mr. Lind and Mr. Boyd to indicate that Party A was interested in arranging additional conversations between Longboard and Party A to discuss the Longboard business and requested that the parties enter into a confidentiality agreement in advance of the meeting.

On January 22, 2024, Longboard and Party A entered into a confidentiality agreement (the “Party A Confidentiality Agreement”), which included customary standstill provisions binding upon Party A, which standstill provisions would terminate upon Longboard’s entry into a definitive agreement with a third party providing for a merger or similar transaction.

On February 2, 2024, Longboard and Lundbeck entered into a confidentiality agreement (as amended from time to time, the “Lundbeck Confidentiality Agreement”), which included customary standstill provisions binding upon Lundbeck, which standstill provisions would terminate upon Longboard’s entry into a definitive agreement with a third party providing for a merger or similar transaction.

On February 7, 2024, representatives of Longboard met with representatives of Party A to discuss Longboard’s business, its recent clinical trial data results and its plans for its upcoming clinical trials.

During February and March of 2024, Lundbeck met with representatives of Longboard to conduct initial due diligence regarding Longboard and made certain additional due diligence requests, which were responded to by Longboard.

On April 19, 2024, a representative of Lundbeck contacted Mr. Lind to indicate that Lundbeck would submit a non-binding proposal to acquire Longboard. Later that day, Lundbeck submitted a non-binding proposal to acquire all of the outstanding shares of Longboard common stock for $29.00 per share in cash (the “Lundbeck April 19th Proposal”). The Lundbeck April 19th Proposal indicated that the proposal was subject to, among other customary conditions, satisfactory completion of due diligence. The Lundbeck April 19th Proposal was shared with the Board, Longboard management, Evercore Group L.L.C., which was subsequently formally retained as Longboard’s financial advisor (“Evercore”), and Cooley LLP, Longboard’s outside legal counsel (“Cooley”).

On April 21, 2024, Mr. Lind and representatives of Party A met to discuss the Longboard business and the clinical progress of Longboard’s product candidates.

On April 25, 2024, the Board held a meeting, at which Longboard management and representatives of each of Evercore and Cooley were present. Based on Evercore’s and Cooley’s experience and familiarity with Longboard and their experience with similar mergers and acquisitions transactions in the biopharmaceutical industry, among other things, the Board determined to work with Evercore and Cooley in connection with the Lundbeck April 19th Proposal and any other proposals Longboard may receive from Lundbeck or other third parties related to a potential strategic transaction. At the meeting, the Board, Longboard management and Evercore discussed, among other things, recent developments regarding the Longboard business, the recent stock price performance of Longboard, opportunities and risks associated with a potential transaction, the Lundbeck April 19th Proposal and the recent discussions with Lundbeck and Party A. Cooley also reviewed the fiduciary duties of the Board, including in the context of evaluating a potential strategic transaction. Following discussion, the Board determined that the Lundbeck April 19th Proposal did not offer adequate value to the Longboard stockholders to warrant further engagement with Lundbeck.

On May 1, 2024, as directed by the Board, Mr. Lind informed a representative of Lundbeck that the Board determined that the Lundbeck April 19th Proposal did not offer adequate value to the Longboard stockholders.

On May 13, 2024, a representative of Lundbeck contacted Mr. Lind to indicate that Lundbeck would submit a revised, non-binding proposal to acquire Longboard. Later that day, Lundbeck submitted a revised, non-binding proposal to acquire all of the outstanding shares of Longboard common stock for $34.50 per share in cash (the “Lundbeck May 13th Proposal”). The Lundbeck May 13th Proposal indicated that the proposal was subject to, among other customary conditions, satisfactory completion of due diligence. The Lundbeck May 13th Proposal was shared with the Board, Longboard management, Evercore and Cooley.

On May 21, 2024, the Board held a meeting, at which Longboard management and representatives of each of Evercore and Cooley were present. Longboard management reviewed recent developments and long-term objectives and prospects regarding the Longboard business. Mr. Lind indicated that the Board would discuss the Lundbeck May 13th Proposal at the next meeting of the Board scheduled for May 23, 2024, to give the Board and Evercore additional time to review the merits of the Lundbeck May 13th Proposal.

On May 23, 2024, the Board held a meeting, at which Longboard management and representatives of each of Evercore and Cooley were present. Representatives of Evercore reviewed certain financial aspects of the Lundbeck May 13th Proposal and recent mergers and acquisitions activity in the biopharmaceutical industry. After discussion, the Board determined that, although the Lundbeck May 13th Proposal did not offer adequate value to the Longboard stockholders to warrant further engagement with Lundbeck regarding the terms of the Lundbeck May 13th Proposal, Longboard should make available to Lundbeck certain additional confidential information regarding Longboard that Lundbeck had previously requested to assist Lundbeck in potentially submitting an improved proposal.

From June 3 through June 5, 2024, during the BIO International Convention in San Diego, Mr. Steven Spector, Executive Vice President, Head of Business Development, General Counsel and Corporate Secretary of Longboard, and/or Mr. Boyd met in the ordinary course of business with representatives of a number of companies in the biopharmaceutical industry, including Party A, Party B and Party C to discuss Longboard’s business and the clinical progress of Longboard’s product candidates.

On June 4, 2024, Mr. Paul Sekhri, Chairperson of the Board, contacted Mr. Charl van Zyl, President and Chief Executive Officer of Lundbeck, with whom he has a pre-existing business relationship unrelated to Longboard, to indicate that the Lundbeck May 13th Proposal did not offer adequate value to the Longboard stockholders and to arrange for an introduction to be made between Mr. van Zyl and Mr. Lind.

On June 6, 2024, Mr. Lind contacted a representative of Lundbeck by telephone. Later that day, Mr. Lind and Mr. Boyd met with another representative of Lundbeck in person. During each of these conversations, as directed by the Board, the representatives of Longboard indicated that, although the Board had determined that the Lundbeck May 13th Proposal did not offer adequate value to the Longboard stockholders, Longboard would make available certain additional confidential information to assist Lundbeck in potentially submitting an improved proposal.

On June 10, 2024, Longboard publicly announced positive interim results from its ongoing 52-week open-label extension of the PACIFIC Study evaluating bexicaserin in participants ages 12-65 years old with DEEs.

On June 29, 2024, Longboard and Lundbeck entered into an amendment to the Lundbeck Confidentiality Agreement to expand the scope of confidential information covered by the Lundbeck Confidentiality Agreement (for additional detail, see above under the caption “Confidentiality Agreement”).

On July 1, 2024, Longboard publicly announced that the FDA granted Breakthrough Therapy designation for bexicaserin for the treatment of seizures associated with DEEs for patients two years of age or older. Following this announcement, Longboard’s closing stock price increased from $27.03 per share on June 28, 2024, the last trading day prior to Longboard’s July 1 press release, to $39.50 per share on July 16, 2024.

That same day, Longboard provided Lundbeck with access to Longboard’s virtual data room, which included, among other things, certain information regarding Longboard’s bexicaserin program.

On July 18, 2024, Mr. Spector met with a representative of Party A to provide an update regarding Longboard’s business. At the conclusion of that meeting, Party A expressed interest in participating in any process if and when Longboard were to decide to initiate such a process to sell Longboard.

On August 12, 2024, representatives of Longboard met with representatives of Lundbeck to discuss the Longboard business, Lundbeck’s due diligence and potential next steps in Lundbeck’s diligence process.

On August 23, 2024, a representative of Lundbeck contacted Mr. Sekhri to indicate that Lundbeck would submit a further revised, non-binding proposal to acquire Longboard. Later that day, Lundbeck submitted a further revised, non-binding proposal to acquire all of the outstanding shares of Longboard common stock for $54.00 per share in cash (the “Lundbeck August 23rd Proposal”). The Lundbeck August 23rd Proposal indicated that the proposal was subject to, among other customary conditions, satisfactory completion of due diligence. The Lundbeck August 23rd Proposal was shared with the Board, Longboard management, Evercore, Centerview Partners LLC (“Centerview”), which was subsequently formally retained as Longboard’s co-financial advisor, and Cooley.

On August 26, 2024, the Board held a meeting at which Longboard management and representatives of each of Evercore and Cooley were present. Also present at the meeting were representatives of Centerview. Based on Centerview’s strength and experience in the biopharmaceutical industry and expertise and qualifications in transactions of this nature, among other things, the Board determined to work with Centerview, in addition to Evercore, in connection with the Lundbeck August 23rd Proposal and any other proposals Longboard may receive from Lundbeck or other third parties related to a potential strategic transaction. Longboard management and Longboard’s advisors reviewed the terms of the Lundbeck August 23rd Proposal. Mr. Sekhri provided the Board with an update on recent interactions with a representative of Lundbeck. Mr. Lind also reviewed the prior proposals received from Lundbeck and Lundbeck’s due diligence on Longboard. Representatives of Evercore and Centerview then reviewed with the Board certain financial aspects of the Lundbeck proposals. The Board then reviewed, in consultation with Longboard management and Longboard’s legal and financial advisors, various potential responses to Lundbeck. Following discussion, the Board determined to inform Lundbeck that, although the Lundbeck August 23rd Proposal was not at a level at which the Board would consider transacting, Longboard would allow Lundbeck additional targeted diligence to facilitate an improved proposal. The Board also discussed the benefits and risks associated with outreach to other third parties with respect to a potential transaction, with a view toward obtaining the highest price reasonably available to Longboard stockholders in the event that the Board were to determine to enter into an agreement providing for the acquisition of Longboard. The Board, taking into account views of Longboard management and the perspectives offered by each of Longboard’s financial advisors, also discussed various third parties in the biopharmaceutical industry and whether they would likely be interested in, and capable of consummating, a strategic transaction with Longboard. After discussion, the Board directed Evercore, Centerview and Mr. Sekhri to contact certain of those parties, including Party A and three additional participants in the biopharmaceutical industry which we refer to as Party B, Party C and Party D, which were the third parties that members of the Board, Longboard management and Longboard’s financial advisors believed would be most interested in, and capable of consummating, a strategic transaction with Longboard. The Board also directed Longboard management to develop a long-term financial plan to facilitate the evaluation of any additional potential strategic transaction proposals that may be received.

On August 27, 2024, as directed by the Board, representatives of each of Evercore and Centerview contacted representatives of Party A to inform them that Longboard had received a proposal for an acquisition of Longboard and to discuss whether Party A would be interested in evaluating a potential strategic transaction with Longboard. The representatives of Party A indicated in response that based on Party A’s recent prior interactions with Longboard, Party A would be interested in evaluating a potential transaction and that Party A would provide a list of high priority due diligence items, which would include scheduling a management presentation regarding Longboard.

On August 29, 2024, during the Medicxi Conference in Italy, Mr. Sekhri met separately in the ordinary course of business with representatives of a number of companies in the biopharmaceutical industry, including representatives of Party B, Party C and Party D. During those meetings, at the direction of the Board, Mr. Sekhri indicated that Longboard had received an acquisition proposal and offered to introduce each party to Longboard’s financial advisors.

On September 3, 2024, at the direction of the Board, Mr. Lind contacted a representative of Lundbeck to indicate that the Lundbeck August 23rd Proposal was not at a level at which the Board would consider transacting, but that Longboard would allow Lundbeck additional targeted diligence to facilitate an improved proposal.

Also on September 3, 2024, Longboard management met with representatives of Party A to make a management presentation regarding Longboard and to discuss Party A’s due diligence questions regarding Longboard. Representatives of each of Evercore and Centerview also attended this meeting.

On September 4, 2024, representatives of each of Evercore and Centerview met with representatives of Party A to discuss Party A’s further due diligence requests.

Between September 4, 2024 and October 1, 2024, Longboard continued to hold due diligence meetings with Party A and its advisors, including with respect to intellectual property, commercial, clinical and regulatory matters. On September 6, 2024, Party A and its financial advisor and legal counsel received access to the Longboard virtual data room and continued to provide additional due diligence requests. Longboard also continued to provide due diligence materials to Party A in the Longboard virtual data room in response to due diligence requests.

On September 8, 2024, representatives of Evercore contacted representatives of Party B to discuss whether Party B would be interested in evaluating a potential strategic transaction with Longboard. Party B indicated in response that Party B was not interested in pursuing a potential strategic transaction with Longboard at that time.

On September 9, 2024, representatives of Evercore contacted representatives of Party C to discuss whether Party C would be interested in evaluating a potential strategic transaction with Longboard. Party C indicated in response that Party C was not interested in pursuing a potential strategic transaction with Longboard at that time.

On September 10, 2024, representatives of Evercore contacted representatives of Party D to discuss whether Party D would be interested in evaluating a potential strategic transaction with Longboard. Party D indicated in response that Party D was not interested in pursuing a potential strategic transaction with Longboard at that time.

Also on September 10, 2024, a representative of Party A contacted Mr. Lind to indicate that Party A would submit a non-binding proposal to acquire Longboard. Later that day, Party A submitted a non-binding indication of interest to acquire all of the outstanding shares of Longboard common stock for $47.00 per share in cash, subject to further diligence (the “Party A September 10th Proposal”). The Party A September 10th Proposal was shared with the Board, Longboard management, Evercore, Centerview and Cooley.

On September 13, 2024, after discussing the Party A September 10th Proposal with members of the Board, Mr. Lind spoke with a representative of Party A regarding the Party A September 10th Proposal. Mr. Lind indicated that the Party A September 10th Proposal was materially below the other proposal Longboard had received, was not near a level at which Longboard would be willing to transact, and that a revised offer from Party A would likely need to be significantly above the level of the Party A September 10th Proposal to be considered by the Board. Mr. Lind indicated that Longboard would provide Party A with certain additional confidential information regarding Longboard to assist Party A in determining whether it would potentially submit an improved proposal. Representatives of Party A noted that Party A remained interested in pursuing a strategic transaction with Longboard and indicated that they would provide a revised proposal.

Between September 13, 2024 and October 13, 2024, Longboard continued to hold due diligence meetings with Lundbeck and its advisors, including with respect to intellectual property, financial, tax, commercial, clinical, employee, legal and regulatory matters. During this period, Longboard also continued to provide due diligence materials to Lundbeck in the Longboard virtual data room in response to due diligence requests.

On September 15, 2024, the Board held a meeting at which Longboard management and representatives of each of Evercore, Centerview and Cooley were present. Mr. Lind reviewed management’s preliminary long-term financial projections, which were prepared at the request of the Board to assist with the review and assessment of any potential strategic transaction, including the underlying assumptions and related risks. The Board approved such projections for use in evaluating potential strategic alternatives, including continuing as an independent company, and directed Longboard management to provide such projections to each of Evercore and Centerview, respectively, for their use and to be relied upon by each of Evercore and Centerview in providing their respective financial analyses in connection with the Board’s evaluation of any potential strategic transaction. For more information regarding management’s preliminary long-term financial projections, please see below under the caption “—Certain Financial Projections.” Representatives of Evercore and Centerview also provided the Board with an update on the transaction process, including the most recent proposals from Lundbeck and Party A and their respective due diligence progress to date, and the fact that Party B, Party C and Party D had indicated that they were not interested in exploring a potential transaction with Longboard at that time. The Board then requested that each of Evercore and Centerview prepare a preliminary financial analysis of the most recent proposals that takes into account management’s preliminary long-term financial projections and present it at an upcoming meeting of the Board.

On September 19, 2024, the Board held a meeting at which Longboard management and representatives of each of Evercore, Centerview and Cooley were present. Mr. Lind reviewed recent business developments with respect to Longboard. Representatives of each of Evercore and Centerview then reviewed with the Board their respective preliminary financial analyses of the Lundbeck August 23rd Proposal and the Party A September 10th Proposal. Representatives of Cooley reviewed with the Board the regulatory approvals expected to be required for a transaction with each of Lundbeck and Party A and the risks associated with the likelihood and timing of obtaining such approvals.

On September 20, 2024, Lundbeck submitted a further revised non-binding proposal to acquire all of the outstanding shares of Longboard at a total price of up to $59.00 per share (the “Lundbeck September 20th

Proposal”), which consisted of an upfront cash consideration payment of $57.00 per share and the issuance of a contingent value right of $2.00 per share in cash payable upon achievement of a specified regulatory milestone. Mr. Lind shared the Lundbeck September 20th Proposal with the Board, Longboard management, Evercore, Centerview and Cooley.

Also on September 20, 2024, a representative of Party A contacted Mr. Lind to indicate that Party A would submit a non-binding proposal to acquire Longboard. Later that day, Party A submitted a revised non-binding indication of interest to acquire all the outstanding shares of common stock of Longboard for $54.00 per share in cash (the “Party A September 20th Proposal”). The Party A September 20th Proposal indicated that it was subject to further diligence and although it was not subject to a financing condition, Party A intended to obtain incremental borrowing in connection with the transaction.

On September 22, 2024, the Board held a meeting at which Longboard management and representatives of each of Evercore, Centerview and Cooley were present. Representatives of each of Evercore and Centerview reviewed with the Board the Lundbeck September 20th Proposal and the Party A September 20th Proposal. Longboard management and Longboard’s advisors reviewed the status of each party’s due diligence process. The Board then discussed each of the proposals and the terms on which the Board could be willing to enter into a transaction with Lundbeck and with Party A, taking into account, among other things, the expected timing and certainty of closing of a transaction with each of Lundbeck and with Party A and the Board’s view, taking into account the advice of Longboard’s legal advisor, that the regulatory risk associated with a transaction with Party A was higher than that associated with a transaction with Lundbeck. After discussion, the Board determined that each of Lundbeck and Party A should be advised that their most recent proposal was not at a level at which Longboard would enter into a transaction. The Board gave direction to Longboard management, Evercore and Centerview regarding the further negotiation of a potential transaction with Lundbeck and Party A, including to indicate that the Board would only consider a price per share that was $60.00 or higher for transacting notwithstanding prior price increases from such parties. The Board also determined that Longboard should provide Lundbeck and Party A with a draft of the Merger Agreement and directed Cooley to prepare a draft reflecting certain terms discussed with the Board.

On September 23, 2024, as directed by the Board, Mr. Lind contacted Party A to deliver this message.

On September 24, 2024, as directed by the Board, Evercore and Centerview spoke with representatives of PJT Partners (“PJT”), Lundbeck’s financial advisor, to deliver this message.

On September 25, 2024, the Board held a meeting at which members of Longboard management were present. Mr. Lind reviewed recent business developments with respect to Longboard. Mr. Lind also provided the Board with an update on recent discussions with Lundbeck and Party A, including Lundbeck and Party A’s continuing diligence activities.

Also on September 25, 2024, representatives of Baker & McKenzie LLP, legal counsel to Lundbeck (“Baker”), were granted access to Longboard’s virtual data room, which included, among other things, information regarding Longboard’s bexicaserin program and otherwise customary confirmatory due diligence materials with respect to Longboard.

On September 27, 2024, Party A submitted a further revised, non-binding indication of interest to acquire all the outstanding shares of Longboard common stock for $60.00 per share in cash (the “Party A September 27th Proposal”). The Party A September 27th Proposal was subject to further diligence. The Party A September 27th Proposal also indicated that, although the proposal was not subject to a financing condition, Party A intended to obtain incremental borrowing in connection with the transaction.

Also on September 27, 2024, Cooley sent a draft of the Merger Agreement to Baker and counsel to Party A. The initial draft of the Merger Agreement proposed, among other things, that the acquisition would be structured as an all-cash tender offer followed by a short-form merger pursuant to Section 251(h) of the DGCL, limited conditions to the buyer’s obligations to consummate the Offer and the Merger, an obligation on the part of the buyer to take all steps necessary to obtain any antitrust approvals, including undertaking certain remedial actions like divestitures, a reverse termination fee payable by a buyer to Longboard in the event of a termination of the Merger Agreement as a result of certain conditions related to the receipt of applicable antitrust approvals not being satisfied and the ability for Longboard to terminate the Merger Agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee to the buyer.

Also on September 27, 2024, as directed by the Board, representatives of each of Evercore and Centerview contacted representatives of Party A to indicate that Party A would need to improve the terms of the Party A September 27th Proposal, including, among other things, as a result of the regulatory risk and resulting risk of potential delay or failure of the transaction to be completed associated with a transaction between Longboard and Party A.

On September 29, 2024, Party A requested Longboard’s approval under the Party A Confidentiality Agreement to discuss the potential transaction with certain specified financing sources.

On September 30, 2024, Longboard approved Party A’s request to discuss the potential transaction with certain specified financing sources, subject to the terms of the Party A Confidentiality Agreement.

On October 1, 2024, an article speculating that an acquisition of Longboard was likely was published online.

On October 2, 2024, a representative of Party A contacted Mr. Lind and notified him that Party A was no longer interested in pursuing a strategic transaction with Longboard at that time due to Party A’s view of various perceived risks to Party A associated with an acquisition of Longboard by Party A.

On October 4, 2024, Baker sent a revised draft of the Merger Agreement to Cooley. From October 4, 2024 until the Merger Agreement was entered into on October 14, 2024, Cooley negotiated the terms of the Merger Agreement with Baker based on the direction of the Board, including, among other things, the conditions to Lundbeck’s obligation to consummate the Offer and the Merger, the obligations of Lundbeck to take certain actions to obtain antitrust approval for the transaction, the amount of the reverse termination fee payable by Lundbeck to Longboard in the event of a termination of the Merger Agreement as a result of certain conditions related to the receipt of applicable antitrust approvals not being satisfied, the specific circumstances in which the reverse termination fee would be payable, certain matters relating to the ability for Longboard to terminate the merger agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee by Longboard to Lundbeck, and the amount of the termination fee payable by Longboard to Lundbeck in those circumstances.

On October 10, 2024, representatives of PJT contacted representatives of Evercore and Centerview to communicate a revised offer at an increased price of $59.00 per share to be paid entirely in cash at closing, replacing the issuance of a contingent value right of $2.00 per share in cash payable upon achievement of a specified regulatory milestone from the Lundbeck September 20th Proposal with an additional $2.00 per share in cash at closing.

Later that day, after consulting with members of the Board, Mr. Lind called a representative of Lundbeck to indicate that he believed the Board would consider a transaction at a price of $62.00 per share in cash, subject to acceptable resolution of the terms of the Merger Agreement.

On October 11, 2024, a representative of Lundbeck contacted Mr. Lind to communicate a revised offer to acquire Longboard at an increased price of $60.00 per share in cash (the “Lundbeck October 11th Proposal”). The representative of Lundbeck also noted that the Lundbeck October 11th Proposal was Lundbeck’s best and final offer and that Lundbeck would be prepared to enter into the Merger Agreement over the coming weekend if the Lundbeck October 11th Proposal were accepted by the Board.

On October 11, 2024, the Board held a meeting, at which Longboard management and representatives of each of Evercore, Centerview and Cooley were present, to review the discussions with Lundbeck since the last meeting of the Board, the Lundbeck October 11th Proposal, the status of the negotiation of terms of the Merger Agreement and the fact that Party A had indicated that they were not interested in pursuing a transaction with Longboard at that time, and the fact that Party B, Party C and Party D had previously indicated that they were not interested in exploring a potential transaction with Longboard at that time. After discussion, and subject to the resolution of the negotiation of the Merger Agreement on acceptable terms, the Board expressed support for the terms of the Lundbeck October 11th Proposal and instructed Cooley to finalize the terms of the Merger Agreement with Baker for consideration by the Board at a future meeting.

On October 13, 2024, the Board held a meeting at which Longboard management and representatives of each of Evercore, Centerview and Cooley were present, to review the terms of the Merger Agreement and determine whether to approve Longboard’s entry into the Merger Agreement with Lundbeck. Representatives of Cooley reviewed with the Board its fiduciary duties in connection with entry into the Merger Agreement, the terms of the Merger Agreement and the customary written relationship disclosures provided by each of Evercore and Centerview. Following the presentation by representatives of Cooley, representatives of Evercore reviewed with the Board Evercore’s financial analyses of the Consideration (as defined in Evercore’s opinion), and Evercore rendered to the Board its oral opinion, which Evercore subsequently confirmed in a written opinion dated as of October 13, 2024, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion the Consideration received by the holders of Voting Common Stock (other than holders of Owned Company Shares) (as defined in Evercore’s opinion), in the Transactions was fair, from a financial point of view, to such holders. For a detailed discussion of each of Evercore’s opinion, please see below under the caption “—Opinion of Evercore Group L.L.C.” Next, representatives of Centerview reviewed with the Board Centerview’s financial analyses of the Consideration (as defined in Centerview’s opinion), and Centerview rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion by Centerview dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the Consideration to be paid to the holders of Voting Common Stock (other than (i) Dissenting Shares, (ii) Shares held by the Company or held in the Company’s treasury, (iii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of each of Centerview’s opinion, please see below under the caption “—Opinion of Centerview Partners LLC.” After considering the proposed terms of the Merger Agreement, and taking into consideration the matters discussed during that meeting and prior meetings of the Board (for additional detail, see “Reasons for Recommendation”), the Board unanimously (i) determined that the entry into the Merger Agreement and the consummation of the Transactions are fair and advisable, and in the best interest of, Longboard and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by Longboard of the Merger Agreement and the consummation by Longboard of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Following the Board meeting on October 13, 2024 and continuing into the morning of October 14, 2024, Longboard, Lundbeck, Cooley and Baker finalized the Merger Agreement.

On the morning of October 14, 2024, Longboard, Lundbeck, Purchaser and Payor entered into the Merger Agreement. Later that morning, Longboard and Lundbeck issued a joint press release announcing the entry into the Merger Agreement.

(ii) Reasons for Recommendation

In the course of reaching its determination and recommendation, the Board carefully considered the Offer, the Merger and the Transactions, consulted with Longboard management and outside legal and financial advisors at various times, and considered the following reasons (which are not listed in any relative order of importance), all of which the Board viewed as generally supporting its determination and recommendation:

•

Attractive Value. The Board considered the then-current and historical market prices of the shares of Voting Common Stock, including the market performance of the shares of Voting Common Stock relative to general market indices, and the fact that the cash Offer Price of $60.00 per share of Voting Common Stock represents a premium of:

•

approximately 80% to the closing price of common stock of $33.33 per share of Voting Common Stock on September 30, 2024, the last full trading day prior to the publication of an article online speculating that an acquisition of Longboard was likely;

•	approximately 77% to the 30-day trading period volume weighted average price of $33.83 per share of Voting Common Stock ending on September 30, 2024;

•	approximately 54% to the closing price of common stock of $38.90 per share of Voting Common Stock on October 11, 2024, the last full trading day prior to the announcement of the Offer and the Merger;

•	approximately 52% to the 52-week high closing price of $39.50 per share of Voting Common Stock for the 52-week period prior to the announcement of the Offer and the Merger, on July 16, 2024;

•	approximately 1530% to the 52-week low closing price of $3.68 per share of Voting Common Stock for the 52-week period prior to the announcement of the Offer and the Merger, on November 29, 2023;

•	275% to Longboard’s initial public offering price of $16.00 per share of Voting Common Stock on March 11, 2021; and

•	approximately 186% to the last public offering price of $21.00 per share of Voting Common Stock on January 3, 2024.

•

Certainty of Value with Cash Consideration. The Board considered the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, allowing Longboard’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with its standalone strategy.

•

Most Certain Alternative for Maximizing Stockholder Value Resulting from Process Conducted. The Board considered the results of the process conducted and the possible alternatives to the proposed acquisition of Longboard by Lundbeck, including:

•	the fact that the Board created a competitive dynamic that resulted in Longboard receiving, in addition to the offers from Lundbeck, non-binding offers to be acquired by Party A;

•

the results of the Board’s review of potential strategic alternatives from time to time and concurrent outreach to other potential counterparties, including the outreach to Party B, Party C and Party D, each of which indicated that it was not interested in a transaction with Longboard, as described in the section above titled “—Background of the Offer and the Merger”;

•

the fact that, during the course of negotiations with Lundbeck over approximately six months (as more fully described in the section above titled “—Background of the Offer and the Merger”), Lundbeck increased its offer on multiple occasions, from an initial offer from $29.00 per Share on April 19, 2024 to $60.00 per Share on October 11, 2024;

•

the Board’s belief that (i) based on Lundbeck’s statements made and positions taken during extensive negotiations and a competitive bidding process (as more fully described in the section above entitled “—Background of the Offer and the Merger”), that the $60.00 per Share price was the maximum amount that Lundbeck was willing to pay to acquire Longboard, (ii) there was substantial risk of losing Lundbeck’s final offer of $60.00 per Share if Longboard continued to pursue a higher price, and (iii) based on the nature of the bids received by Longboard and the conversations and negotiations with the bidders, including Lundbeck, as of the date of the Merger Agreement, the Offer Price of $60.00 per Share represented the highest price reasonably obtainable by Longboard under the circumstances;

•

the Board’s consideration of the terms of a potential transaction with Party A prior to the time that Party A indicated that it was no longer interested in pursuing a potential acquisition of Longboard and the Board’s belief, after consultation with its outside legal and financial advisors, that a transaction with Lundbeck offered more certainty of timely completion than a transaction with Party A; and

•

the fact that it was publicly speculated nearly two weeks prior to entry into the Merger Agreement that Longboard was likely to be acquired and that no additional potential buyers contacted Longboard or its advisors regarding a potential transaction during that period.

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Likelihood and Speed of Consummation. The Board considered a number of factors impacting the likelihood of the completion of the Transactions, and the timeliness of such completion, all providing a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase, including the following factors:

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Lundbeck’s financial strength, including its ability to fund the Offer Price, together with the business reputation and management of Lundbeck, supporting the conclusion that a transaction with Lundbeck could be conducted in an orderly manner;

•	the limited nature and number of the conditions to Lundbeck’s obligations to complete the Offer and the Merger, including the absence of any financing condition in the Merger Agreement;

•

the limited number of required regulatory approvals (and the likelihood of obtaining such approvals, particularly when compared with the approvals likely to be required, and the potential time required for such approvals to be obtained, in connection with a transaction with Party A);

•	that “Material Adverse Effect” is defined in the Merger Agreement to exclude certain matters relating to the products of Longboard or any of its competitors;

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the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that payment of the Offer Price will be made within a relatively short period after expiration of the Offer, and that the effectiveness of the Merger under Section 251(h) of the DGCL would not require additional stockholder approval; and

•

the other conditions to closing contained in the Merger Agreement, which are customary in number and scope, and which, in the case of the condition related to the accuracy of Longboard’s representations and warranties, are generally subject to a “Material Adverse Effect” qualification (as described in the section entitled Section 15 (Conditions to the Offer) of the Offer to Purchase).

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Opportunity to Receive Unsolicited Alternative Proposals and Terminate the Transactions in Order to Accept a Superior Proposal Under Certain Circumstances. The Board considered the terms of the Merger Agreement permitting Longboard to receive unsolicited alternative proposals and other terms and conditions of the Merger Agreement, including:

•	Longboard’s right, subject to certain requirements, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•

the ability of the Board to withdraw or modify its recommendation that Longboard’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior offer or development constituting a change in circumstances;

•	the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer,

subject to payment of a termination fee of $86,100,000, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and that a fee of such size likely would not be a meaningful deterrent to alternative acquisition proposals;

•

the provision in the Merger Agreement requiring Lundbeck to, under certain circumstances and subject to certain limitations, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•	the availability of statutory appraisal rights to the stockholders of Longboard who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

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Opportunity to Receive a Reverse Termination Fee in the Event the Merger Agreement is Terminated Under Certain Circumstances. The Board considered the provision in the Merger Agreement requiring Lundbeck to pay Longboard a reverse termination fee of $158,900,000 in cash in the event the Merger Agreement is terminated as a result of certain conditions related to antitrust laws not being satisfied.

•

Other Terms of the Merger Agreement. The Board considered certain provisions of the Merger Agreement, in addition to those discussed above, which the Board believed to be favorable to Longboard and its stockholders, including:

•

the fact that the end date of July 14, 2025, with an automatic potential extension to October 14, 2025 (in the event certain conditions related to antitrust laws are not satisfied by such initial date), under the Merger Agreement (on or after which either party, subject to certain exceptions, can terminate the Merger Agreement) allows for sufficient time to consummate the Transactions, but also prevents the Offer from being extended for an unreasonable amount of time;

•

the fact that the parties must each use reasonable best efforts to cause the expiration or termination of the waiting periods applicable to the Transactions under applicable antitrust laws (subject to certain limitations that only obligate Lundbeck to commit to certain specifically required remedial actions), and have agreed to defend through litigation any claim asserted by any person or government body under any applicable antitrust laws, in order to avoid any restraints on consummation of the Transactions; and

•

Longboard’s ability to obtain specific enforcement of Lundbeck’s, Payor’s and Purchaser’s obligations under the Merger Agreement, thereby providing Longboard with such a remedy in the event Lundbeck, Payor and Purchaser were to decline to comply with certain of their obligations under the Merger Agreement.

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Opinion of Evercore. The Board considered the oral opinion of Evercore rendered to the Board on October 13, 2024, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Consideration (as defined therein) to be received by the holders of Voting Common Stock (other than as specified in such opinion) in the Merger was fair, from a financial point of view, to such holder, as more fully described below under the caption “—Opinion of Evercore Group L.L.C.”

•

Opinion of Centerview. The Board considered the opinion of Centerview rendered to the Board on October 13, 2024, which was subsequently confirmed by delivery of a written opinion dated such date that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Consideration (as defined therein) to be paid to the holders of Voting Common Stock (other than the Excluded Shares (as defined therein)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC.”

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Product Development and Commercialization Risks. The Board considered its assessment of Longboard’s ability to execute as a standalone company and create stockholder value in excess of the Offer Price, given the risks and uncertainties in Longboard’s business, including:

•

the fact that Longboard would require substantial additional capital to fund researching and developing its product candidates, including manufacturing its product candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•

the fact that any additional funding through future debt and equity financing could be highly dilutive to Longboard’s existing stockholders and that any such financing might only be available on unfavorable terms or might not be available at all;

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the significant risks and challenges associated with commercializing Longboard’s existing product candidates if marketing approval were to be received, including the costs associated with successfully scaling commercial operations and the risk that Longboard would be unable to generate adequate product revenue or achieve profitability; and

•

the risk of Longboard not being able to successfully enter into, and monetize its assets through, license, collaboration or co-promotion agreements or partnerships with industry members with appropriate resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships.

•

Certain Management Projections. The Board considered the business, operations, financial condition, potential earnings and prospects of the Company on a standalone basis as contained in the Projections, including the inherent unpredictability of the underlying assumptions and such projections themselves, as more fully described below under the caption “—Certain Financial Projections.”

•

Macroeconomic and Industry Risks. The Board considered its assessment of the current state of the U.S. and global economies and biopharmaceutical markets, including potential volatility in the biopharmaceutical markets, and the potential impact of such risks and uncertainties on the trading price of the shares of Voting Common Stock.

In addition to the foregoing product development and commercialization risks, the Board considered Lundbeck’s significant resources, commitment to research and development and track record of successfully commercializing other drug candidates, and its ability to potentially bring Longboard’s products to market in a shorter time period, explore more indications for each of Longboard’s product candidates and, if approved, provide them to larger patient populations.

The Board also considered a variety of risks and other potentially adverse factors and other potentially negative reasons for approving the Merger Agreement and the Transactions in determining to nonetheless do so, including:

•

No Stockholder Participation in Future Growth or Earnings. While the Offer Price provides relative certainty of value, Longboard’s stockholders would not have the ability to participate in the potential future growth and earnings of Longboard after the completion of the Transactions, including any potential positive developments with respect to Longboard’s drug candidates, which could result if Longboard remained an independent, publicly traded company.

•

Risk of Diverting Management Attention and Resources. There is a risk of diverting management attention and resources from the operation of Longboard’s business and towards completion of the Offer and the Merger, plus other costs that have been and that will be incurred in connection with entering into and completing the Transactions, all of which costs will be borne by Longboard if the Transactions are not consummated.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. There is a risk that the Offer and the other Transactions may not be consummated, or may not be consummated in a timely manner, and, in the event that the Merger Agreement is terminated, there is a risk of a potentially adverse effect of a resulting public announcement of the termination of the Merger Agreement on the trading price of the shares of Voting Common Stock, which could be adversely affected by many factors, including (i) the reason for the termination of the Merger Agreement, including whether such termination relates to or was caused by factors negatively affecting Longboard, (ii) the possibility that the marketplace would consider Longboard to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement potentially resulting in a decrease in the trading price of the shares of Voting Common Stock following such a termination.

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. The pendency of the Merger may cause Longboard to experience disruptions to its business operations and future prospects, including its relationships with its vendors and partners and others that do business or may do business in the future with Longboard and its relationship with employees and potential employees (including its ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel), and the effect of such disruptions on Longboard’s operating results in the event that the Transactions are not consummated in a timely manner.

•

No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes Longboard from soliciting alternative acquisition proposals and requires Longboard to pay Longboard Termination Fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal has been made to Longboard or directly to its stockholders or has become publicly known prior to such termination, and Longboard later publicly recommends an alternative proposal, enters into any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve months of such termination.

•	Potential Litigation. Litigation relating to the Transactions may be instituted against Longboard or its directors and officers, with negative potential effects or outcomes related to it.

•

Potential Differing Interests. The interests of Longboard’s executive officers and directors and the fact that Longboard’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, may as a general matter be different from or in addition to those of Longboard’s stockholders, as described in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Longboard and its Executive Officers, Directors and Affiliates.”

•	Antitrust Clearance. Completion of the Offer and the Merger will require U.S. antitrust clearance, which clearance could subject the Transactions to unforeseen delays and risks.

•	Taxable Consideration. Gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes.

•	Other Risks. Other risks of the type and nature as further described below in the section titled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed both the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger and the potential benefits of the Transactions, the Board unanimously: (i) determined that the entry into the Merger Agreement and the consummation of the Transactions are fair and advisable, and in the best interest of, Longboard and its stockholders; (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL; (iii) authorized and approved the execution, delivery and performance by Longboard of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the members of the Board made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons.

(iii) Certain Financial Projections

Longboard does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Board’s review of potential strategic alternatives (including the Merger), Longboard’s management, at the direction of the Board, prepared unaudited financial projections of Longboard for fiscal years 2025 through 2044 on a stand-alone basis (as summarized below), reflecting the best then-available estimates and judgments of Longboard’s management on a risk-adjusted basis (the “Projections”). As summarized under the section above entitled “Background of the Offer and the Merger”, the Board approved the Projections and directed each of Evercore and Centerview, respectively, to use and rely upon the Projections in connection with the rendering of their respective fairness opinions to the Board and performing their related financial analyses.

The Projections reflect estimates and assumptions made by Longboard’s management with respect to: the date of first commercial sale; probability of success; general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond Longboard’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on Longboard’s business and its results of operations. The Projections were developed solely using the information available to Longboard’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among others: the ability to generate revenue for Longboard’s pipeline assets; the ability to obtain regulatory approval and the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of Longboard’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the ability to raise capital; the success of clinical testing and development; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in Longboard’s annual report on Form 10-K for the fiscal year ended December 31, 2023, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

In preparing the Projections, Longboard’s management also assumed that Longboard would undertake an equity financing of approximately $200 million in the fiscal year 2025 and an equity financing of approximately $200 million in the fiscal year 2027. None of Longboard, Lundbeck or any of their respective affiliates, advisors or other representatives (including Evercore or Centerview) makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Longboard relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Longboard’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of Longboard that the Projections or the information contained therein is material. The Projections were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date that they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither Longboard nor any of its affiliates, advisors or other representatives (including Evercore or Centerview) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Longboard in its public filings with the SEC. The Projections were developed by Longboard’s management on a standalone basis without giving effect to the Transactions, including the Offer or the Merger, and therefore the Projections do not give effect to the Transactions or any changes to Longboard’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Longboard or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Longboard’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections may differ from published analyst estimates and forecasts.

The risk-adjusted total net revenue, EBIT (earnings before interest and tax) and unlevered free cash flow amounts contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Board in connection with its consideration of potential strategic alternatives, the Offer and the Merger. The Board has historically used EBIT to evaluate Longboard’s operating performance and for business planning purposes. The Board determined that the use of EBIT and unlevered free cash flow in the Projections was most consistent with Longboard’s past practice and appropriate in generating financial projections on a period-to-period basis. While Longboard believes that such non-GAAP financial measures provide useful supplemental information in analyzing Longboard’s financial results, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The most directly comparable GAAP financial measure for EBIT is net income (loss), and the most directly comparable GAAP financial measure for unlevered free cash flow is net cash provided by (used in) operating activities. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board in connection with its evaluation of potential strategic alternatives, the Offer or Merger, or provided to or relied on by Evercore or Centerview in connection with their respective financial analyses and the opinions that Evercore or Centerview rendered in connection with the Offer and the Merger. Accordingly, Longboard has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.

In light of the foregoing factors and uncertainties inherent in the Projections, Longboard’s stockholders are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give Longboard’s stockholders access to a summary of the Projections that were made available to the Board, Evercore and Centerview and are not included in this Schedule 14D-9 in order to influence any Longboard stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

Projections

(dollars in millions)

Fiscal Year Ending December 31,

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Risk Adjusted Net Revenue(1)	—	—	—	$117	$244	$456	$711	$969	$1,205	$1,422	$1,618	$1,765	$1,835	$1,922	$2,013	$2,108	$2,130	$223	$23	$2

EBIT(2)	($122)	($128)	($142)	$2	$130	$315	$545	$784	$993	$1,187	$1,362	$1,495	$1,558	$1,635	$1,717	$1,802	$1,823	$192	$21	$2

Unlevered Free Cash Flow(3)	($122)	($128)	($142)	($0)	$101	$245	$425	$614	$779	$933	$1,072	$1,178	$1,229	$1,290	$1,354	$1,422	$1,440	$189	$21	$2

(1)

Risk Adjusted Net Revenue is comprised of probability adjusted revenue contributions from (i) Dravet syndrome, (ii) Lennox-Gastaut syndrome, (iii) other forms of developmental and epileptic encephalopathies and (iv) an unspecified indication of LP659.

(2)

Earnings before interest and tax is calculated as risk-adjusted non-GAAP total net revenue less (i) cost of goods sold, less (ii) outbound royalties, less (iii) research and development expenses, less (iv) sales and marketing expenses, less (v) general and administrative expenses.

(3)

Unlevered free cash flow is calculated as non-GAAP EBIT (earnings before interest and tax), less (i) estimated taxes, payable at a tax rate of 21%, less (ii) changes in net working capital, less (iii) capital expenditures, plus (iv) depreciation and amortization. Equity-based compensation is treated as a cash expense.

(iv) Opinion of Evercore Group L.L.C.

Longboard retained Evercore to act as financial advisor in connection with the Board’s evaluation of strategic and financial alternatives, including the Transactions. As part of this engagement, Longboard requested that Evercore evaluate the fairness, from a financial point of view, of the Consideration (as defined in Evercore’s opinion) to be received by the holders of Voting Common Stock (other than shares (a) held by Longboard or held in Longboard’s treasury, (b) held by Parent, Purchaser or any other wholly owned subsidiary of Parent, or (c) irrevocably accepted for purchase in the Offer (all shares contemplated by clauses (a), (b) and (c), “Owned Company Shares”) and Dissenting Shares). At a meeting of the Board held on October 13, 2024, Evercore rendered to the Board its oral opinion, which Evercore subsequently confirmed in a written opinion dated as of October 13, 2024, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the Consideration of $60.00 per share in cash, without interest and subject to any applicable withholding of taxes, to be received by the holders of Voting Common Stock (other than holders of Owned Company Shares and Dissenting Company Shares) in the Transactions was fair, from a financial point of view, to such holders.

The full text of the written opinion of Evercore, dated October 13, 2024, which sets forth among other things the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is filed as Annex I to this Schedule 14-D9 and is incorporated herein by reference. Longboard encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The opinion does not constitute a recommendation to the Board or to any other person in respect of the Transactions, including as to whether any person should tender shares of Voting Common Stock in the Offer or take any other action in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Longboard, nor does it address the underlying business decision of Longboard to engage in the Transactions.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Longboard that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain internal projected financial data relating to Longboard prepared and furnished to Evercore by management of Longboard, as approved for Evercore’s use by Longboard (referred to in this Schedule 14D-9 as the “Projections”, as described in more detail under “— Certain Financial Projections”);

•

discussed with management of Longboard their assessment of the past and current operations of Longboard, the current financial condition and prospects of Longboard, and the Projections (including their views on the risks and uncertainties of achieving the Projections);

•	reviewed the reported prices and the historical trading activity of Voting Common Stock;

•	reviewed the financial terms and conditions of a draft, dated October 13, 2024, of the Merger Agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without independently verifying such information (and Evercore did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of Longboard that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections, Evercore assumed with Longboard’s consent that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Longboard as to the future financial performance of Longboard and the other matters covered thereby. Evercore expressed no view as to the Projections or the assumptions on which they were based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement would not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Longboard or the consummation of the Transactions or reduce the contemplated benefits to the holders of Voting Common Stock of the Transactions. In addition, Evercore relied, without independent verification, on the assessments of the management of Longboard as to (a) the validity of, and risks associated with, Longboard’s intellectual property, technology, products and services, and (b) the marketability, commercial viability and market adoption of Longboard’s current and future products and services.

Evercore did not conduct a physical inspection of the properties or facilities of Longboard and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities

(including any contingent, derivative or other off-balance sheet assets and liabilities) of Longboard, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Longboard under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to Evercore as of October 13, 2024, and financial, economic, market and other conditions as they existed and as could be evaluated as of that date. It was understood that subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Voting Common Stock (other than holders of Owned Company Shares and Dissenting Company Shares), from a financial point of view, of the Consideration. Evercore did not express any view on, and Evercore’s opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Longboard, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Longboard, or any class of such persons, whether relative to the Consideration or otherwise. Evercore was not asked to, nor did Evercore express any view on, and Evercore’s opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Longboard, nor did it address the underlying business decision of Longboard to engage in the Transactions. Evercore’s opinion did not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any person should tender shares of Voting Common Stock in the Offer or take any other action in respect of the Transactions. Evercore expressed no opinion as to the prices at which shares of Voting Common Stock would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Longboard or the Transactions or as to the impact of the Transactions on the solvency or viability of Longboard or the ability of Longboard to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Longboard and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Board on October 13, 2024, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before October 11, 2024 (the last trading date prior to the rendering of Evercore’s opinion), and is not necessarily indicative of current or future market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Longboard.

The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, any tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering any tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Longboard to calculate the estimated present value of the standalone unlevered, after-tax free cash flows (defined as operating income, less taxes, plus depreciation and amortization, less capital expenditures and changes in net working capital) that Longboard was forecasted to generate during Longboard’s fiscal years 2025 through 2044 based on the Projections. Evercore calculated terminal values for Longboard by applying a perpetuity growth rate of negative 90%, which value was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that Longboard was forecasted to generate based on the Projections. The cash flows were then discounted to present value as of December 31, 2024, using discount rates ranging from 13.0% to 15.0%, which were based on an estimate of Longboard’s weighted average cost of capital, and the mid-year cash flow discounting convention. Based on (a) this range of implied enterprise values, (b) Longboard’s estimated net cash (calculated as cash, cash equivalents, and available-for-sale investments estimated as of December 31, 2024), (c) the present value of tax savings from Longboard’s estimated usage of net operating losses, (d) the present value of the cost of projected future capital financings, (e) Longboard’s estimated gross debt as of December 31, 2024, and (f) the number of fully diluted shares of Voting Common Stock and Non-Voting Common Stock, in each case as provided by Longboard management, this analysis indicated a range of implied equity values per share of Voting Common Stock of $53.35 to $64.60, in each case rounded to the nearest $0.05, compared to the Consideration of $60.00 per share of Voting Common Stock.

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Last 52-Week Trading Range

Evercore reviewed historical trading prices of shares of Voting Common Stock during the 52-week period ended October 11, 2024, noting that the low and high closing prices during such period ranged from $3.70 (on November 29, 2023) to $39.50 (on July 16, 2024) per share of Voting Common Stock, respectively, in each case rounded to the nearest $0.05.

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the shares of Voting Common Stock prepared and published by equity research analysts that were publicly available as of October 11, 2024. These price targets reflect analysts’ estimates of the future public market trading price of the shares of Voting Common Stock at the time the price target was published. As of October 11, 2024, the range of selected equity research analyst price targets per share of Voting Common Stock was $44.00 to $90.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of Voting Common Stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Longboard and future general industry and market conditions.

Premiums Paid Analysis

Using publicly available information, Evercore reviewed 26 transactions and announced bids for control of publicly traded target companies in the biopharmaceutical industry with an aggregate upfront transaction value between $1 billion and $5 billion announced since January 1, 2022 excluding any contingent value rights. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the aggregate upfront value per share consideration paid or proposed to be paid in each such transaction exceeded the unaffected closing market prices per share of the target companies.

This analysis indicated the following:

Final Bid Premium to Unaffected Price
25th Percentile	63%
Median	85%
Mean	87%
75th Percentile	105%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 63% to 105% to the unaffected closing price per share of Voting Common Stock of $33.33 as of September 30, 2024. This analysis indicated a range of implied equity values per share of Voting Common Stock of $54.35 to $68.35, in each case rounded to the nearest $0.05, compared to the Consideration of $60.00 per share of Voting Common Stock.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Board. In connection with the review of the Transactions by the Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of Voting Common Stock. Rounding may result in total sums set forth in this section not equaling the total of the figures shown. Evercore prepared these analyses for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, of the Consideration to the holders of shares of Voting Common Stock (other than holders of Owned Company Shares and Dissenting Company Shares). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Board (in its capacity as such) in connection with its evaluation of the Transactions. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Board or Longboard management or that any specific amount of consideration constituted the only appropriate consideration in the Transactions for the holders of Voting Common Stock.

Pursuant to the terms of Evercore’s engagement letter with Longboard, Longboard has agreed to pay Evercore a fee for its services in an amount currently estimated to be $29,900,000, of which $2,000,000 became payable upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Transactions. Longboard has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services to Longboard and received fees for the rendering of these services in an amount equal to approximately $2,000,000. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not provided financial advisory services to Parent and Evercore has not received any compensation from Parent during such period. Evercore may provide financial advisory or other services to Longboard, Parent or any of their respective affiliates in the future, and in connection with any such services Evercore may receive compensation. Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Longboard, Parent, potential parties to the Transactions and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Longboard or Parent.

Longboard engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation and Evercore’s familiarity with Longboard. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

(v) Opinion of Centerview Partners LLC

Longboard retained Centerview as financial advisor to the Board in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Voting Common Stock (other than (i) Dissenting Shares (as defined in the Merger Agreement), (ii) Shares held by Longboard or held in Longboard’s treasury, (iii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of Longboard or Parent, “Excluded Shares”)) of the Consideration (as defined therein) proposed to be paid to such holders pursuant to the Merger Agreement. On October 13, 2024, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 13, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of the Voting Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated October 13, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex II to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of the Voting Common Stock (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Longboard as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated October 13, 2024, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Longboard for the years ended December 31, 2023, December 31, 2022, and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Longboard;

•	certain publicly available research analyst reports for Longboard;

•	certain other communications from Longboard to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Longboard, including certain financial forecasts, analyses and projections relating to Longboard prepared by Longboard management and furnished to Centerview by Longboard for purposes of Centerview’s analysis, which are referred to in this Schedule 14-D9, including this summary of Centerview’s opinion as the “Projections,” and

•	all such reviewed material is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with senior management and representatives of Longboard regarding their assessment of the Internal Data and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the consent of the Board, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Board’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of Longboard management as to the matters covered thereby and Centerview relied, at the direction of the Board, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the direction of the Board, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Longboard, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Longboard. Centerview assumed, at the direction of the Board, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the direction of the Board, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Longboard, or the ability of Longboard to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview did not evaluate and did not express any opinion as to the fairness of the amount or nature of (i) the allocation of the aggregate consideration to be paid to holders of the Shares between the holders of Voting Common Stock and the holders of Non-Voting Common Stock or the relative fairness of the Consideration to the holders of the Shares or (ii) the voting rights associated with the Voting Common Stock or any governance or other rights of the holders thereof (and Centerview did not take any such rights into account in Centerview’s analysis). Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Longboard’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Longboard or in which Longboard might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Voting Common Stock (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Longboard or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Longboard or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Voting Common Stock (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Longboard as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated October 13, 2024. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview.

Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Longboard. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Longboard or any other parties to the Transactions. None of Longboard, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Longboard do not purport to be appraisals or reflect the prices at which Longboard may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 11, 2024 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Longboard based on the Projections (for more details, please see the section titled “—Certain Financial Projections”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated an implied per share equity value range for the Shares by (i) discounting to present value as of December 31, 2024 using discount rates ranging from 13.0% to 15.0% (reflecting Centerview’s analysis of Longboard’s weighted average cost of capital) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of Longboard over the period beginning on January 1, 2025 and ending on December 31, 2044, as set forth in the Projections, (b) an implied terminal value of Longboard, calculated by Centerview by assuming that (as provided by Longboard management) Longboard’s unlevered free cash flows set forth in the Projections would decline in perpetuity after December 31, 2044 at a rate of free cash flow decline of 90% year-over-year and (c) tax savings from usage of Longboard’s federal net operating losses of $59 million as of December 31, 2023 and Longboard’s estimated future losses, as set forth in the Projections and (ii) adding to the foregoing results (a) Longboard’s estimated net cash of $254 million and no debt as of December 31, 2024, as provided by Longboard management and (b) the impact on net present value of the estimated cost of assumed future equity raises of $200 million in each of 2025 and 2027 at a 10% discount and 6% spread, as set forth in the Projections. Centerview then divided the results of the foregoing calculations by Longboard’s fully-diluted Shares outstanding as of October 11, 2024 as set forth in the Internal Data (determined using the treasury stock method and taking into account outstanding in the money Options). This analysis resulted in the implied per Share equity value range for Longboard’s Shares, rounded to the nearest $0.05, of $53.70 to $64.95. Centerview then compared this range to the Consideration of $60.00 per Share to be paid to the holders of the Voting Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•	Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended October 11, 2024 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Longboard during such period of approximately $3.68 to $39.50 per Share;

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of October 11, 2024, which indicated low and high stock price targets for Longboard ranging from $44.00 to $90.00 per Share; and

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Longboard and the Transactions, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 65% to 105% to Longboard’s closing stock price on September 30, 2024 (the last unaffected trading day before the public announcement of the Transactions) of $33.33, which resulted in an implied price range of approximately $55.00 to $68.35 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or Longboard management with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Longboard and Parent and was approved by the Board. Centerview provided advice to Longboard during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Longboard or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory, and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s engagement in connection with the Transactions, Centerview had not been engaged to provide financial advisory or other services to Longboard , and Centerview did not receive any compensation from Longboard during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent, and Centerview did not receive any compensation from Parent during such period. Centerview is currently engaged to provide financial advisory services unrelated to Longboard to two companies in which an affiliate of Parent holds a significant minority equity interest, in connection with certain strategic matters, and Centerview has not received any compensation for such matters, but may receive compensation in the future. At this point, the potential compensation from these two engagements cannot be quantified. Centerview may provide financial advisory and other services to or with respect to Longboard or Parent or their respective affiliates, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Longboard, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s strength and experience in the biopharmaceutical industry and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, Longboard has agreed to pay Centerview an aggregate fee currently estimated to be approximately $28,400,000, $2,000,000 of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Longboard has agreed to reimburse certain of Centerview’s reasonable and documented expenses arising, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.

(vi) Intent to Tender

As of October 25, 2024, our directors and executive officers, as a group, beneficially owned 430,932 Shares, representing approximately 0.946% of the then-outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered, pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Evercore’s engagement letter with Longboard, Longboard retained Evercore as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Evercore provided to the Board Evercore’s opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex I hereto and incorporated herein by reference. In connection with Evercore’s services as a financial advisor to Longboard, Longboard has agreed to pay Evercore an aggregate fee currently estimated to be approximately $29,900,000, $2,000,000 of which was payable upon the rendering of Evercore’s opinion to the Board and the balance of which is payable contingent upon, consummation of the Transactions. In addition, Longboard has agreed to reimburse certain of Evercore’s reasonable and documented expenses arising, and to indemnify Evercore and related parties against certain liabilities that may arise, out of Evercore’s engagement.

Pursuant to Centerview’s engagement letter with Longboard, Longboard retained Centerview as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Centerview provided to the Board Centerview’s opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex II hereto and incorporated herein by reference. In connection with Centerview’s services as a financial advisor to Longboard, Longboard has agreed to pay Centerview an aggregate fee currently estimated to be approximately $28,400,000, $2,000,000 of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon, consummation of the Transactions. In addition, Longboard has agreed to reimburse certain of Centerview’s reasonable and documented expenses arising, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.

Neither Longboard nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Longboard on its behalf with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than the scheduled vesting of Options and RSUs and the grant of Options and RSUs to the extent permitted by the Merger Agreement, the issuance of shares in connection with the exercise of Options by non-executive employees and the transactions listed in the table below, no transactions with respect to Shares have been effected by Longboard or, to Longboard’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of Longboard or its affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Randall Kaye	September 16, 2024	Shares acquired via Option exercise pursuant to Rule 10b5-1 trading plan	16,666	$4.35
Randall Kaye	September 16, 2024	Shares disposed of pursuant to Rule 10b5-1 trading plan	9,366	$30.886
Randall Kaye	September 16, 2024	Shares disposed of pursuant to Rule 10b5-1 trading plan	4,200	$31.8148
Randall Kaye	September 16, 2024	Shares disposed of pursuant to Rule 10b5-1 trading plan	1,200	$33.1246
Randall Kaye	September 16, 2024	Shares disposed of pursuant to Rule 10b5-1 trading plan	1,900	$34.0359
Randall Kaye	October 15, 2024	Shares acquired via Option exercise pursuant to Rule 10b5-1 trading plan	16,667	$4.35
Randall Kaye	October 15, 2024	Shares disposed of pursuant to Rule 10b5-1 trading plan	16,667	$59.035

Item 7.	Purposes of the Transactions and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Longboard is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Longboard’s securities by Longboard, Longboard’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Longboard or Longboard’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of Longboard or any affiliate of Longboard, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Longboard.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents) of the Offer to Purchase.

Item 8.	Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On October 13, 2024, our Board unanimously: (i) determined that the entry into the Merger Agreement and the consummation of the Transactions are fair and advisable, and in the best interest of, Longboard and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by Longboard of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of shares of Voting Common Stock that, considered together with all other shares of Voting Common Stock (if any) beneficially owned by Lundbeck or any of its wholly owned subsidiaries (but excluding shares of Voting Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), represent one share of Voting Common Stock more than fifty-percent (50%) of the sum of (a) the total number of shares of Voting Common Stock outstanding at the time of the expiration of the Offer, plus (b) the total number of shares of Voting Common Stock that Longboard is required to issue upon conversion, settlement, exchange or exercise of all Non-Voting Common Stock, options, warrants, rights or other securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred by the time of the expiration of the Offer (but without duplication) (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as further described in the section above titled “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Longboard who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (a) reasonably identifies the holder of record of the shares for which the demand is made, (b) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (c) provides an address at which such beneficial owner consents to receive notices given by Longboard and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following describes the procedures to be followed by stockholders or beneficial owners who wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex III and is made available at https://delcode.delaware.gov/title8/c001/sc09/#262. This description is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Longboard will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9, deliver to Longboard at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Longboard of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within one hundred twenty (120) days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Longboard Pharmaceuticals, Inc., 4275 Executive Square, Suite 950 La Jolla, CA 92037, Attention: Steven W. Spector, Executive Vice President, Head of Business Development, General Counsel and Secretary.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders or beneficial owners who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such petition is filed within that one hundred twenty (120)-day period, appraisal rights will be lost with respect to all Shares. Longboard is under no obligation to and has no present intention to file a petition and holders and beneficial owners should not assume that Longboard will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares or applicable beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders or beneficial owners of such Shares (in which case a record holder of Shares is not considered as a separate holder with respect to Shares held by a beneficial owner who has made a demand for appraisal). Such statement must be provided to the requesting person within ten (10) days after a written request by such person for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any person other than the Surviving Corporation (a “Dissenting Stockholder,” and the Shares in respect of which such Dissenting Stockholder files such petition, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds one percent (1%) of the outstanding shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the merger or consolidation for such total number of Shares exceeds $1 million.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at five percent (5%) over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining such fair value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions.

Antitrust Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Pursuant to the Merger Agreement, each of Lundbeck and Longboard filed on October 21, 2024, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire fifteen (15) days following the complete and satisfactory filing of the Premerger Notification and Report Form at 11:59 pm., Eastern Time, but this period may change if Lundbeck voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten (10) days after substantial compliance with such request. The parties may also agree with the DOJ or FTC to not consummate the Offer for a specified period of time with the other party’s written consent. If any waiting period expires on a Saturday, Sunday or federal holiday, then the applicable waiting period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.

After expiration of the applicable waiting period, Lundbeck and Longboard will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order or other legal requirement, or if there is a pending lawsuit by a governmental body seeking to impose a remedy action. See Section 15 (“Conditions to the Offer”) of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and Section 13 (“The Transaction Documents—The Merger Agreement—Termination”) of the Offer to Purchase for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

There can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or investment control law grounds will not be made and, if so, what the result will be.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Longboard, please see Longboard’s Annual Report on Form 10-K for the year ended December 31, 2023 and Longboard’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2024 and June 30, 2024 or future Longboard Annual Reports or Quarterly Reports.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “will be,” “will continue,” “will result,” “could,” “may,” “might,” or any variations of such words or other words with similar meanings. All statements other than statements of historical facts included in this corporate release, including, without limitation, those regarding Lundbeck and Longboard’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Lundbeck and Longboard’s products), are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Lundbeck and Longboard’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may affect future results include, among others, interest rate and currency exchange rate fluctuations; delay or failure of development projects, production or distribution problems; unexpected contract breaches or terminations; government-mandated or market-driven price decreases for Lundbeck’s products; introduction of competing products; Lundbeck’s ability to successfully market both new and existing products; exposure to product liability and other lawsuits; changes in reimbursement rules and governmental laws and related interpretation thereof; and unexpected growth in costs and expenses. Additional risks and uncertainties include, but are not limited to, risks related to Lundbeck’s ability to complete the transaction on the proposed terms and schedule; whether the Offer conditions will be satisfied; whether sufficient stockholders of Longboard tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Longboard and/or others relating to the transaction; the failure to receive (or delay in receiving) the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Longboard and its products, including uncertainty of the expected financial performance of Longboard and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; and other uncertainties pertaining to the business of Longboard, including those detailed in Longboard’s public filings with the SEC from time to time, including Longboard’s most recent Annual Report on Form 10-K for the year ended December 31, 2023, and its subsequent Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements in this corporate release and any oral presentations speak only as at the date of this corporate release. Longboard and Lundbeck disclaim any intent or obligation to update or revise these forward-looking statements, or to confirm such statements to reflect subsequent events or circumstances after the date of the corporate release or in relation to actual results, other than as may be required under applicable law or applicable stock exchange regulations.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated October 30, 2024 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Lundbeck and Langkawi Corporation, filed October 30, 2024 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Joint Press Release issued by H. Lundbeck A/S and Longboard Pharmaceuticals, Inc., dated October 14, 2024 (incorporated by reference to Exhibit 99.1 to Lundbeck’s Schedule TO-C, filed October 15, 2024 and to Exhibit 99.1 to Longboard’s Current Report on Form 8-K, filed October 15, 2024).

(a)(6)	Email from Kevin Lind, Chief Executive Officer of Longboard Pharmaceuticals, Inc., sent to all employees, first used on October 14, 2024 (incorporated by reference to Exhibit 99.1 to Longboard’s Schedule 14D9-C, filed October 15, 2024).

(a)(7)	Longboard Pharmaceuticals, Inc. Employee FAQ, first used on October 15, 2024 (incorporated by reference to Exhibit 99.2 to Longboard’s Schedule 14D9-C, filed October 15, 2024).

(a)(8)	Email from Charl van Zyl, President and Chief Executive Officer of Lundbeck, sent to all of Longboard’s employees, first used on October 14, 2024 (incorporated by reference to Exhibit 99.3 to Longboard’s Schedule 14D9-C, filed October 15, 2024).

(a)(9)	Longboard Pharmaceuticals, Inc. Letter to Third Parties, first used on October 14, 2024 (incorporated by reference to Exhibit 99.4 to Longboard’s Schedule 14D9-C, filed October 15, 2024).

(a)(10)*	Opinion of Evercore Group L.L.C., dated October 13, 2024 (included as Annex I to this Schedule 14D-9).

(a)(11)*	Opinion of Centerview Partners LLC, dated October 13, 2024 (included as Annex II to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of October 14, 2024, by and among Longboard Pharmaceuticals, Inc., H. Lundbeck A/S, Lundbeck LLC and Langkawi Corporation (incorporated by reference to Exhibit 2.1 to Longboard’s Current Report on Form 8-K, filed October 15, 2024).

(e)(2)	Definitive Proxy Statement of Longboard on Schedule 14A, as amended, filed April 12, 2024.

(e)(3)*	Confidentiality Agreement, dated as of February 2, 2024, by and between Longboard Pharmaceuticals, Inc. and H. Lundbeck A/S, as amended on June 29, 2024.

(e)(4)	Longboard Pharmaceuticals, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder, as amended (incorporated by reference to Exhibit 10.1, 10.2 and 10.3 to Longboard’s Form S-1/A (No. 333-253329), filed March 8, 2021).

(e)(5)	Longboard Pharmaceuticals, Inc. 2021 Equity Incentive Plan, as amended and restated, and Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise, RSU Grant Notice and Award Agreement thereunder (incorporated by reference to Exhibit 10.1 to Longboard’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed August 1, 2024, Exhibit 10.5 to Longboard’s Form S-1/A (No. 333-253329), filed March 8, 2021, and Exhibit 10.6 to Longboard’s Annual Report on Form 10-K for the year ended December 31, 2023, filed March 12, 2024).

Exhibit No.	Description

(e)(6)	Longboard Pharmaceuticals, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to Longboard’s Form S-1/A (No. 333-253329), filed March 8, 2021).

(e)(7)	Longboard Pharmaceuticals, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.2 to Longboard’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed August 1, 2024).

(e)(8)*	Amended and Restated Employment Agreement, dated October 14, 2024, by and between Longboard Pharmaceuticals, Inc. and Kevin R. Lind.

(e)(9)*	Amended and Restated Employment Agreement dated October 14, 2024, by and between Longboard Pharmaceuticals, Inc. and Randall E. Kaye, M.D.

(e)(10)*	Amended and Restated Employment Agreement dated October 14, 2024, by and between Longboard Pharmaceuticals, Inc. and Brandi Roberts.

(e)(11)	Form of Indemnification Agreement, by and between Longboard Pharmaceuticals, Inc. and its directors and officers (incorporated by reference to Exhibit 10.8 to Longboard’s Form S-1/A (No. 333-253329), filed March 8, 2021).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longboard Pharmaceuticals, Inc.

By:	/s/ Kevin R. Lind
Name:	Kevin R. Lind
Title:	President and Chief Executive Officer

Dated: October 30, 2024

Annex I

OPINION OF EVERCORE GROUP L.L.C.

October 13, 2024

The Board of Directors

Longboard Pharmaceuticals, Inc.

4275 Executive Square, Suite 950

La Jolla, CA 92037

Members of the Board of Directors:

We understand that Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of October 14, 2024 (the “Merger Agreement”), with H. Lundbeck A/S, a Danish aktieselskab (“Parent”), Lundbeck LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Payor”), and Langkawi Corporation, a Delaware corporation and a wholly owned subsidiary of Payor (“Purchaser”). Pursuant to the Merger Agreement (i) Parent will cause Purchaser to commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of (x) voting common stock, par value of $0.0001 per share, of the Company (the “Voting Common Stock”) and (y) non-voting common stock, par value of $0.0001 per share, of the Company for $60.00 per share in cash (the “Consideration”), without interest and subject to any applicable withholding of taxes, and (ii) upon consummation of the Offer, Purchaser will be merged (the “Merger,” and together with the Offer, the “Transaction”) with and into the Company and each outstanding share of Voting Common Stock (other than (a) shares (1) held by the Company or held in the Company’s treasury, (2) held by Parent, Purchaser or any other wholly owned subsidiary of Parent, or (3) irrevocably accepted for purchase in the Offer (all shares contemplated by clauses (1), (2) and (3), “Owned Company Shares”) and (b) Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of Voting Common Stock (other than the holders of Owned Company Shares and Dissenting Shares) in the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)

discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);

(iv)	reviewed the reported prices and the historical trading activity of the Voting Common Stock;

(v)	reviewed the financial terms and conditions of a draft, dated October 13, 2024, of the Merger Agreement; and

EVERCORE  55 EAST 52ND STREET  NEW YORK, NY 10055  TEL: 212.857.3100  FAX: 212.857.3101

The Board of Directors

Longboard Pharmaceuticals, Inc.

(vi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. We express no view as to the Forecasts or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Voting Common Stock of the Transaction. In addition, we have relied, without independent verification, on the assessments of the management of the Company as to (i) the validity of, and risks associated with, the Company’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of the Company’s current and future products and services.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of Voting Common Stock (other than the holders of Owned Company Shares and Dissenting Shares), from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise.

EVERCORE  55 EAST 52ND STREET  NEW YORK, NY 10055  TEL: 212.857.3100  FAX: 212.857.3101

The Board of Directors

Longboard Pharmaceuticals, Inc.

We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender shares of Voting Common Stock in the Offer or take any other action in respect of the Transaction. We are not expressing any opinion as to the prices at which shares of Voting Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Company and received fees for the rendering of these services. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Parent and we have not received any compensation from Parent during such period. We may provide financial advisory or other services to the Company and Parent in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

EVERCORE  55 EAST 52ND STREET  NEW YORK, NY 10055  TEL: 212.857.3100  FAX: 212.857.3101

The Board of Directors

Longboard Pharmaceuticals, Inc.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Voting Common Stock (other than the holders of Owned Company Shares and Dissenting Shares) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Bradley B. Wolff
Bradley B. Wolff

EVERCORE  55 EAST 52ND STREET  NEW YORK, NY 10055  TEL: 212.857.3100  FAX: 212.857.3101

Annex II

OPINION OF CENTERVIEW PARTNERS LLC

Centerview Partners LLC 31 West 52nd Street
New York, NY 10019

October 13, 2024

The Board of Directors

Longboard Pharmaceuticals, Inc.

La Jolla, CA 92037

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of voting common stock, par value $0.0001 per share (the “Voting Shares”) (other than Excluded Shares, as defined below), of Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $60.00 per Voting Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among H. Lundbeck A/S, a Danish aktieselskab (“Parent”), Lundbeck LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Payor”), Langkawi Corporation, a Delaware corporation and indirect wholly owned subsidiary of Payor (“Purchaser”) and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Voting Shares and the non-voting common stock, par value $0.0001 per share (the “Non-Voting Shares”, together with the Voting Shares, the “Shares” and such tender offer, the “Tender Offer”) at a price of $60.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement), (ii) Shares held by the Company or held in the Company’s treasury, (iii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, the “Excluded Shares”)) and (iv) any Shares irrevocably accepted for purchase in the Tender Offer) will be converted into the right to receive $60.00 per Share in cash, without interest (the $60.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650  FAX: (212) 380-2651  WWW.CENTERVIEWPARTNERS.COM

NEW  YORK  ●  LONDON  ●  PARIS  ●  SAN  FRANCISCO  ●  MENLO  PARK

The Board of Directors

Longboard Pharmaceuticals, Inc.

October 13, 2024

consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We are currently engaged to provide financial advisory services unrelated to the Company to two companies in which an affiliate of Parent holds a significant minority equity interest, in connection with certain strategic matters, and we have not received any compensation for such matters, but may receive compensation in the future. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated October 13, 2024 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and

The Board of Directors

Longboard Pharmaceuticals, Inc.

October 13, 2024

in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have not evaluated and do not express any opinion as to the fairness of the amount or nature of (i) the allocation of the aggregate consideration to be paid to holders of the Shares between the holders of Voting Shares and the holders of Non-Voting Shares or the relative fairness of the Consideration to the holders of the Shares or (ii) the voting rights associated with the Voting Shares or any governance or other rights of the holders thereof (and we have not taken any such rights into account in our analysis). We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Voting Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement.

We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Voting Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date

The Board of Directors

Longboard Pharmaceuticals, Inc.

October 13, 2024

hereof, that the Consideration to be paid to the holders of Voting Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger,

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consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)  If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring,

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domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

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(e)  Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)  Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)  At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)  Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of

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this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)  The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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